

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2014

Via E-mail:
Michael Okada
Chief Financial Officer
Gen3Bio, Inc.
4000 W 106th Street, Suite 125
Carmel, IN 46032

> **Re: Gen3Bio, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 7, 2014**
> **File No. 333-199963**

Dear Mr. Okada:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that on November 4, 2014, you issued a press release related to your current operations via PR Newswire iReach. The following information within this release is not currently disclosed within your registration statement:
- "The Company's competitive advantage lies in its proprietary resin and biofuels formulation and processing that will allow manufacturing at a cost below traditional petroleum-based specialty chemicals and resins;" and
- "Gen3Bio is the only company in the industry that is not solely focused on biofuels and/or nutriceuticals."

Additionally, we note that your LinkedIn page states the following information that is also not disclosed within your registration statement:

- "The Company's unique technologies allow it to more efficiently extract chemicals from algae, reduce steps to produce specialty chemicals and polymers, reduce capital requirements for commercial scale plants, improve total synthetic yield and reduce time to produce products;" and
- "The Company's proprietary process allows it to work simultaneously on individual steps of multi-step processes to reduce development time, work with the best labs and experts for each step rather than being bound by in-house capabilities and prevent one outside organization from knowing all steps of a multi-step process to protect intellectual property."

In your next amendment, please describe the details about your proprietary resin and biofuels formulation and processing, including how you determined it produces higher yield and is both more time- and cost-efficient than traditional products. This will require changes throughout your prospectus, including, but not limited to, the Prospectus Summary, Risk Factors, Description of Business, Plan of Operations, and Management's Discussion and Analysis. We may have additional comments upon our review of the amended registration statement.

2.   Please provide us with your analysis of how your press communication via PR Newswire iReach was consistent with Section 5 of the Securities Act, including any applicable safe harbor and free writing prospectus rules. Please cite the specific authority on which you rely. We may have further comments upon review of your response. Please refer to Rule 169 of Regulation C of the Securities Act of 1933 for further guidance.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4.   Your filing indicates that you have limited operating activities, no revenues, nominal assets, no actual developed product, issue penny stock and have a limited ability to carry out your proposed business plan. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

5.   Given the limited amount and nature of your current assets and operations, it appears that you may be a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise disclosure throughout the registration statement, including the prospectus cover page, to state that

you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such.

6.   Please revise your prospectus to disclose all other registration statements of companies for which your two officers and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and directors and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

7.   Please add the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K.

Prospectus Summary, page 5
Corporate Background, page 5

8.   Please disclose that as of September 30, 2014, you had cash or cash equivalents of $100.

9.   Please disclose that in the event that you do not raise sufficient capital to implement your planned operations, an entire investment could be lost.

10.   We note your disclosures here that you are "engaged in the business of developing a new technology to transform algae into biofuels and bioplastics" and "Algae is the first non-food crop project that [you] are introducing." Please expand upon the specific steps you have taken in developing your technologies. If you have yet to take any steps, please explicitly disclose that here.

11.   Please disclose that you are a development stage company with no current revenue generating operations, products, intellectual property or other assets.

12.   Please disclose here that you anticipate generating losses for the next twelve months.

Summary of the Offering, page 6

13.   Please disclose the offering period for both your Primary Offering and Secondary Offering.

14.   Please disclose here that your officers and directors are not purchasing shares in this offering.

Risk Factors, page 7

15.   Please ensure your risk factors are currently material and placed in context with your stage of development. For instance, you do not appear to have any intellectual property yet the risk factors under the heading Risks Related to Our Intellectual Property suggest that you do. Please revise the entire risk factor section accordingly. We may have additional comments after reviewing any revised disclosure.

16.   Please add a risk factor that Dr. Okamato will own a majority of the shares after the offering, regardless of the amount of shares sold, and as a result will be a control person who may take actions not in the best interest of other stockholders.

17.   Please add a risk to reflect the fact that your officers and directors have no experience leading a public company.

We rely in part on third parties for production and the processing of our products…, page 9

18.   We note you disclose that you rely on third parties for production and processing. Given that you do not currently produce or process any products, please revise your disclosure here to reflect that you *intend* to rely on third parties.

If we fail to maintain and successfully manage … , page 10

19.   You disclose that you are currently entered into strategic collaborations. Please clarify for us the collaborations you are referring to here, and ensure that you describe the material terms of these collaborations in your next amendment.

We may be subjection to product liability claims…, page 10

20.   We note your disclosure that you currently have product liability and umbrella insurance. Please supplementally affirm to us that you have these insurances.

Use of Proceeds, page 21

21.   Please disclose the minimum amount of offering proceeds you will need to implement your business plan and support your operations for the next twelve months.

22.   Because you plan to use a portion of the offering proceeds to discharge debt, please disclose the information required by Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

23.   In light of your limited operating history and lack of revenues, please revise to provide a more detailed discussion of the key challenges you face. For example, we note your risk factors section discusses potential delays in financing and construction, risks associated with doing business in developing countries, and regulatory compliance costs. See Section III.A of SEC Release No. 33-8350.

Plan of Operations, page 26

24.   Please significantly revise the Plan of Operation section to describe with specificity your plan of operations for the next twelve months. Provide more detail regarding your plan of operations, including detailed milestones to your business plan, taking the company to the point of generating first revenues, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. Your response will likely impact your business section discussion. We may have additional comments upon our review of the amended registration statement.

Results of Operations, page 26

25.   Your narrative states that your "operating expenses incurred from inception through September 30, 2014 are $71,633." However, your table indicates that you incurred operating expenses of $108,133. Please revise your registration statement as appropriate.

Liquidity and Capital Resources, page 27

26.   Given that your auditor expressed substantial doubt about your ability to continue as a going concern in their audit report for the period ended September 30, 2014, as well as your current plan of operations, please explain to us how you "expect cash and cash equivalents and expected cash flows from operations to be sufficient to cover operating expenses for the next twelve months." In this regard, please revise your disclosure to provide a more detailed discussion of how you intend to finance your operations during the next twelve months, as required by Section 607.02 of the SEC Codification of Financial Reporting Policies. Your disclosure should include a discussion of your current ability to obtain debt or equity financing or to obtain additional advances from stockholders, given the lack of cash flows from operations, and should also address the potential risks and consequences if you are unable to obtain additional financing.

Description of Business, page 28

27.   Please explicitly disclose here that you do not currently have any products or proposed products.

28.   Please expand upon how you plan to distribute your proposed products. See Item
        101(h)(4) of Regulation S-K.

Growth Strategy, page 29

29.   We note that you include measures of forecasted revenue and production in several
        locations here, such as:
        - "By Q1 2016, we anticipate that the first pilot-scale demonstration will be completed
          with licensing by a third party to include royalties and development payments to
          move to the small commercial scale;"
        - "We anticipate that this initial contract should result in initial revenues of $250,000 to
          $500,000 at that time, which should grow annually as production of the biobased
          chemical is commercialized by the licensee;"
        - "The first biobased chemical sale from a pilot facility should then be possible, which
          we hope will generate annual revenues of approximately $1,000,000;" and
        - "Additionally, the first technology is anticipated to be scaled up between 2017 and
          mid-2018 to 25,000 tons annually, with an anticipated market value of $25,000,000
          annually."

        Please provide the basis for your projections. As you do not have any historical revenues
        or market share, we are concerned that you may not have a reasonable basis for your
        projections, especially projections that are four years in the future. Refer to Item 10(b) of
        Regulation S-K of the Commission's policy on projections.

Directors and Executive Officers, page 31

30.   Please discuss the specific experience, qualifications, attributes, or skills that led to the
        conclusion that Mr. Okada should serve as a director. See Item 401(e) of Regulation S-
        K.

Summary Compensation Table, page 33

31.   Please provide a brief description of the material factors necessary to understand how the
        salaries of Dr. Okamoto and Mr. Okada were determined. See Item 402(o) of Regulation
        S-K.

Preferred Stock, page 37

32.   We note that your Articles of Incorporation (Exhibit 3.1) indicates that you are authorized
        to issue 5,000,000 shares of preferred stock but you disclose here that you are not
        currently authorized to issue preferred stock. Please ensure that the information in your
        registration statement is consistent with your Articles of Incorporation.

Rule 144. page 38

33.   Please note that the Rule 144 safe harbor is not available for the resale of securities initially issued by a shell company. Please revise your disclosure accordingly.

Experts, page 39

34.   Please include in the prospectus the address of counsel who passed on the legality of the shares to be issued. See Paragraph 23 of Schedule A of Securities Act of 1933.

Financial Statements, page F-1
Statement of Stockholders' Deficit, page F-5

35.   Please revise your table to remove the parentheses surrounding total additional paid-in capital.

Note 6. Subsequent Events, page F-12

36.   Please disclose the date through which subsequent events were evaluated as required by FASB ASC 855-10-50-1.

Legal Opinion

37.   Please revise to state the law upon which this opinion is based.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Lance Brunson, Esq.
        Brunson Chandler & Jones, PLLC